EXHIBIT 99 (a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

	Successor	Predecessor
	Period from October 11, 2007 through June 30, 2008	Period from July 1, 2007 through October 10, 2007
Operating revenues	$7,301	$3,292
Fuel, purchased power and delivery fees	(2,881)	(977)
Net gain (loss) from commodity hedging and trading activities	(7,787)	507
Operating costs	(1,054)	(393)
Depreciation and amortization	(1,200)	(231)
Selling, general and administrative expenses	(680)	(244)
Franchise and revenue-based taxes	(260)	(106)
Other income	43	24
Other deductions	(103)	50
Interest income	37	21
Interest expense and related charges	(2,513)	(253)

Income (loss) from continuing operations before income taxes	(9,097)	1,690
Income tax (expense) benefit	3,136	(603)

Income (loss) from continuing operations	(5,961)	1,087
Income from discontinued operations, net of tax effect	1	13

Net income (loss)	$(5,960)	$1,100